UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Asia Pacific Wire and Cable Corporation Limited

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

G0535E106

(Cusip Number)

Lien, Tai-Sheng
4th Fl., No. 69, Sec. 4, Hsin-Yi Rd.
Taipei, Taiwan R.O.C. 106
Tel: 886-2-2702-1259

Copy to:
Michael J. Fieweger
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, IL 60601
Tel: 312-861-8232

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0535E106

1.	Name of Reporting Person: Set Top International Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.00%

14.	Type of Reporting Person (See Instructions): CO

     The following information amends Items 3, 4, 5, 6, and 7 of the original Schedule 13D (the “Original Schedule 13D”) filed by Set Top International Inc. on October 27, 2003 as amended by Amendment No. 1 to the Original Schedule 13D filed on December 15, 2003, Amendment No. 2 to the Original Schedule 13D filed on March 25, 2004 and Amendment No. 3 to the Original Schedule 13D filed on August 3, 2004 (as amended, the “Statement”). Except to the extent amended by the information contained herein, the Statement remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

     Not Applicable. As a result of the Sale Transaction (as described in Item 4), the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock on September 15, 2004.

Item 4. Purpose of Transaction.

     On September 15, 2004, the Reporting Company transferred 10,074,102 shares of Common Stock it beneficially owned to Sino-JP Fund Co., Ltd. (the “Fund”) at the request of Pacific Electric Wire and Cable Co., Ltd. (“PEWC”) for a total price of $25 million or $2.48 per share (the “Sale Transaction”). The Sale Transaction was effected pursuant to the terms of the Settlement Agreement, as amended, entered into by and among the Reporting Person, PEWC and the Company, dated as of July 2, 2004 as supplemented by the Agreement by and among the Reporting Person, PEWC, the Company and the Fund, dated as of September 15, 2004.

     The Reporting Person does not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As a result of the Sale Transaction, the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock on September 15, 2004.

     (c) The information set forth in Item 4 below is incorporated herein by reference.

     (d) Not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock on September 15, 2004.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect to Securities of the Issuer.

     The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A	–	Assignment Agreement between Swiss Re Financial Products Corporation and Set Top International Inc. dated October 17, 2003.(1)
Exhibit B	–	Amended and Restated Letter of Credit and Reimbursement Agreement between Swiss Re Financial Products Corporation and Pacific Electric Wire & Cable Co., Ltd. dated as of September 21, 2003.(1)
Exhibit C	–	Amended and Restated Pledge Agreement by and among Pacific Electric Wire & Cable Co., Ltd. Pacific USA Holdings Corp., PUSA Investment Company, Montford Limited, Elan Investments Limited, Top Target Limited, Berger Systems Limited, Austway Services Limited, and Swiss Re Financial Products Corporation dated as of February 20, 2002.(1)
Exhibit D	–	Loan Contract between Kinbong Holdings Limited, as Borrower, and Set Top International Inc., as Lender, dated as of September 8, 2003.(1)
Exhibit E	–	Letter of Advice on Pledge of Negotiable Securities between Kinbong Holdings Limited, as Pledgor, and Set Top International, Inc., as Pledgee, dated as of September 8, 2003.(1)
Exhibit F	–	Settlement Agreement between Set Top International Inc., Pacific Electric Wire & Cable Co., Ltd., and Asia Pacific Wire & Cable Corporation Ltd. dated as of July 2, 2004.(2)
Exhibit G	–	Amendment to the Settlement Agreement between Set Top International Inc., Pacific Electric Wire & Cable Co., Ltd., and Asia Pacific Wire & Cable Corporation Ltd. dated as of July 19, 2004.(2)
Exhibit H	-	Agreement by and among Set Top International, Inc., Pacific Electric Wire & Cable Co., Ltd., Asia Pacific Wire & Cable Corporation Ltd. and Sino-JP Fund Co., Ltd. dated as of September 15, 2004.(3)

(1)	Incorporated by reference from the Reporting Person’s Schedule 13D, as filed with the Securities and Exchange Commission on October 27, 2003, SEC File No. 005-51237.

(2)	Incorporated by reference from the Reporting Person’s Amendment No. 3 to Schedule 13D, as filed with the Securities and Exchange Commission on August 3, 2004, SEC File No. 005-51237.

(3)	Filed herewith.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2004

Set Top International Inc.
/s/ Tsai, Fu-Chuan
Tsai, Fu-Chuan
Director and Secretary Set Top International Inc.